Exhibit 99(b)

Energy Future Holdings Corp.

Adjusted EBITDA Reconciliation

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	Twelve Months Ended September 30, 2008	Twelve Months Ended September 30, 2007
Net income (loss)	$(983)	$615	$(2,235)	$1,090
Income tax expense (benefit)	(462)	212	(1,038)	438
Interest expense and related charges	2,505	644	3,371	834
Depreciation and amortization	1,217	612	1,654	813

EBITDA	$2,277	$2,083	$1,752	$3,175

Oncor EBITDA	(1,088)	(995)	(1,384)	(1,270)
Oncor distributions/dividends	213	251	288	336
Interest income	(22)	(53)	(49)	(69)
Amortization of nuclear fuel	55	50	74	65
Purchase accounting adjustments (a)	325	—	463	—
Impairment of assets and inventory write down (b)	512	812	457	812
Unrealized net (gain) or loss resulting from hedging transactions	221	703	1,796	645
One-time customer appreciation bonus	—	—	—	165
Losses on sale of receivables	22	28	33	38
Income from discontinued operations, net of tax effect	—	(24)	(1)	(30)
Noncash compensation expenses (SFAS 123R) (c)	24	23	23	32
Severance expense (d)	1	—	1	1
Equity losses of unconsolidated affiliate engaged in broadband over power lines	—	1	—	5
Transition and business optimization costs (e)	38	15	47	15
Transaction and merger expenses (f)	44	87	107	104
Restructuring and other (g)	32	(33)	33	(28)
Expenses incurred to upgrade or expand a generation station (h)	100	4	100	5

Adjusted EBITDA per Incurrence Covenant	$2,754	$2,952	$3,740	$4,001

Add back Oncor Adjustments	$842	$760	$1,060	$957

Adjusted EBITDA per Restricted Payments Covenants	$3,596	$3,712	$4,800	$4,958

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairment of emission allowances intangible assets and charges related to the impairment of the assets and transportation and storage of materials related to cancelled development of coal-fueled generation facilities.
(c)	Noncash compensation expenses exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint venture. Also include administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee and costs related to certain growth initiatives.
(g)	Restructuring and other for the 2008 periods include a litigation accrual and the charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and for the 2007 periods includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(h)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.